Exhibit 4.15

CONFIDENTIAL

LICENSE AGREEMENT

N° 09533C10

CERTAIN CONFIDENTIAL PORTIONS OF THIS EXHIBIT WERE OMITTED AND REPLACED WITH “[***]”. A COMPLETE VERSION OF THIS EXHIBIT HAS BEEN FILED SEPARATELY WITH THE SECRETARY OF THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO AN APPLICATION REQUESTING CONFIDENTIAL TREATMENT UNDER RULE 24b-2 OF THE SECURITIES EXCHANGE ACT OF 1934.

This License Agreement (the “Agreement”) is made as of its last date of signature by all signatories (the “Effective Date”) by and between:

Inserm Transfert SA, a limited company (société anonyme à directoire et conseil de surveillance) organized under the laws of France, with share capital of €9,573,470, whose registered headquarters are located at 7 rue Watt, 75013 Paris, France, SIRET No. 434 033 619 00025 business (APE) code 7219Z, Paris Trade and Companies Registry No. B 434 033 619, represented by its Chairman of the Management Board, Mrs. Pascale Augé,

Acting as delegate of the French National Institute of Health and Medical Research (Institut National de la Santé et de la Recherche Médicale – hereinafter “Inserm”), a public scientific and technological institute, having its registered headquarters at 101 rue de Tolbiac, 75013 Paris, France.

Acting on behalf of Université Paris Descartes, Centre National de la Recherche Scientifique (CNRS), Genethon and École Nationale supérieure de physique et de chimie industrielles de la ville de Paris (ENSCP) according to a mandate allowing Inserm Transfert to execute the Agreement on their behalf.

Hereinafter referred to as “Inserm Transfert”

And

Assistance-Publique-Hôpitaux de Paris, located 3 avenue Victoria, 75184 Paris Cedex 04, France, represented by its Managing Director, Mr Martin Hirsch, Represented by: Mrs Florence Favrel-Feuillade, Director of the Department of Clinical Research and Innovation, Carré Historique de l’Hôpital Saint-Louis, 1 avenue Claude Vellefaux, 75010 Paris in accordance with delegation, authorising her to sign the present contract,

Hereinafter referred to as “AP-HP”

on the one hand

And

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ProQR Therapeutics IV B.V., a private company with limited liability organized under the laws of Netherlands, whose registered headquarters are located at Zernikedreef 9, 2333CK Leiden, the Netherlands, represented by its CEO, Daniel de Boer,

Hereinafter referred to as “Licensee”,

on the other hand.

Inserm Transfert, Inserm, Université Paris Descartes, Centre National de la Recherche Scientifique (CNRS), École Nationale supérieure de physique et de chimie industrielles de la ville de Paris, Généthon and AP-HP and Licensee are hereinafter referred to collectively as the “Parties” and individually as a “Party”.

BACKGROUND

A.         The team of Jean-Michel Rozet (“Laboratory”) in Inserm’s research laboratory U781 (today U1163), which was under the joint supervision of Inserm and Université Paris Descartes and a team in Inserm’s research laboratory U1022 which is under the joint supervision of Inserm, Université Paris Descartes, Centre National de la Recherche Scientifique (CNRS), École Nationale supérieure de physique et de chimie industrielles de la ville de Paris have made an invention relating to Exon skipping therapy for Leber’s congenital amaurosis (“LCA”). This invention is the subject of a priority patent application No EP 11305735 (IT reference BIO09533), filed on June 10, 2011, which was continued as an international patent application PCT/EP2012/060906, filed on June 8, 2012 (WO/2012/168435), and which was subsequently prosecuted in Europe (EP 12729421.3) and the United States of America (US 9,012,425; US 9,487,782 ; US 9,777,272 and US15/692,669) and co-owned by Inserm, Université Paris Descartes, Centre National de la Recherche Scientifique (CNRS), École Nationale supérieure de physique et de chimie industrielles de la ville de Paris, Généthon and AP-HP. Université d’Evry Val d’Essone was also designated as co-applicant of all or part of the aforementioned patent applications/patents and Inserm Transfert is, at the Effective Date, in the process of obtaining the assignment to Inserm, Université Paris Descartes, Centre National de la Recherche Scientifique (CNRS), École Nationale supérieure de physique et de chimie industrielles de la ville de Paris, Généthon and AP-HP of Université d’Evry Val-d’Essone’s share in the above mentioned patent applications/patents.

B.         Inserm Transfert is Inserm’s private law wholly-owned technology transfer subsidiary, created by a French decree dated June 6, 2000. Effective January 1, 2006, Inserm delegated to Inserm Transfert the management of its technology transfer activities resulting from the French decree No 83-975 relating to Inserm’s organization and functioning. As of January 1, 2006, Inserm Transfert is notably in charge of the management of patents, know-how, materials and other technologies owned or co-owned by Inserm including the negotiation, signature and management of license related thereto.

It is however specified that this delegation does not entail the transfer to Inserm Transfert of the property rights held or jointly held by Inserm.

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For the performance of this agreement, Inserm is not considered as a third party.

C. Licensee wishes to obtain a license on the above mentioned patent application(s) for the development and commercialization of therapeutic oligonucleotides for the prevention and treatment of Leber congenital amaurosis.

NOW, THEREFORE, in consideration of the mutual covenants, conditions and undertakings herein contained, the Parties agree as follows:

PRELIMINARY ARTICLE

DEFINITIONS

As used in the present agreement, the following terms shall have the meanings indicated:

“Agreement” shall mean the full present license agreement including its potential amendments and appendices.

“Affiliate” shall mean any commercial capital or partnership company, which via a share to the capital or any other means controls Licensee, is controlled by Licensee, or is under common control with Licensee. For the purpose of this definition, control means the ownership of more than fifty percent (50%) of the voting rights or of the rights to direct the management and policies of an entity.

The following relationships between legal entities shall not in themselves be deemed to constitute controlling relationships:

(a)   the same public investment corporation, institutional investor or venture-capital company has a direct or indirect holding of more than 50% of the nominal value of the issued share capital or a majority of voting rights of the shareholders or associates; or

(b)   the legal entities concerned are owned or supervised by the same public body.

The rights granted to the Affiliates under the terms of this Agreement only apply to entities qualifying as Affiliate at the time the rights are exercised. If, during the term of the Agreement, an entity were to lose the qualification of Affiliate, the rights acquired by this entity as Affiliate of Licensee will automatically terminate, unless written consent of Inserm Transfert is given.

This entity will however remain subject to any obligation under the Agreement that shall by nature remain in force, in particular obligations relating to Confidential Information. Notwithstanding the above, Licensee shall remain liable for the ongoing performance of the obligations under this Agreement by its Affiliates.

“Co-Owners” shall mean Inserm, Université Paris Descartes, Centre National de la Recherche Scientifique (CNRS), École Nationale supérieure de physique et de chimie industrielles de la ville de Paris, Généthon and AP-HP.

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“Development Activities” shall mean all activities and studies to be conducted directly by Licensee, or by a third party or Affiliate on behalf of Licensee or by Sublicensee, in accordance with the development plan handed to Inserm Transfert as provided under 3.1, including activities and studies required for the development and commercialization of Products, either directly by Licensee or indirectly through its Affiliates and/or Sublicensees.

“Effective Date” shall mean the last date of signature by the last signatory.

“Field” shall mean the prevention and treatment of Leber congenital amaurosis.

“Improvements” shall mean any improvement, whether patentable or not, which may not be practiced without reproducing at least one claim of the Patent Rights or which use is legally dependent upon the Patent Rights, in the meaning of intellectual property laws.

“Net Sales” shall mean the total amount invoiced (excluding taxes) to, third parties, including distributors, on sales or other mode of transfer of the Products in all its forms by Licensee and/or its Affiliates and/or its (their) Sublicensee(s) less any:

(a) reimbursement in respect of returned Products within the limit of the sale’s price of said Products,

(b) taxes or other customs duties relating to the Products and borne by Licensee,

(c) costs of transportation, shipping, handling and insurance and

(d) normal trade discounts, if not already deducted of the sale’s price.

It is understood that the deductions under (c) and (d) shall not altogether exceed the maximum level of **** of the total amount invoiced for all countries in the Territory during the applicable year.

Net Sales of Licensee shall not include intermediate sales between Licensee and its Affiliates and/or its (their) Sublicensee(s) and/or their Affiliates or sales between their Affiliates; for resale of Products, as the case may be, Net Sales shall include the amounts invoiced to third parties on the resale.

Net Sales shall only include the sales between the Licensee and/or its Affiliates and/or its (their) Sublicensee(s), on the one hand, and third parties, on the other hand.

Net Sales shall also include the fair market value of any non-cash consideration received by Licensee and/or its Affiliates and/or its (their) Sublicensee(s) for the sales or other modes of transfer of Products.

If a Product is sold in a kit in combination or in association with other products that are not Products (it being specified, for clarity, that the definition of Products also includes Non Dissociable Products as defined below) and that are sold separately by Licensee for other applications not related to the use of Products, Net Sales shall be calculated by multiplying net sales of the kit or association by the fraction A/(A+B), where A is the total catalogue price of the Products during the applicable year in the country in which the sale was offered if sold

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separately and B is the total of the catalogue prices of all other products in the kit or association during the applicable year in said country if sold separately. In case no separate list or catalogue prices are available for said products, Licensee shall reasonably determine the values of B on the basis of catalogue or list prices for comparable products.

In the case of non dissociable technologies, Net Sales shall cover the sales of the Non Dissociable Products according to the definition of Products below.

“Patent Rights” shall mean EP 11305735 (IT reference BIO 09533), filed on June 10, 2011, co-owned by Inserm, Université Paris Descartes, Centre National de la Recherche Scientifique (CNRS), École Nationale supérieure de physique et de chimie industrielles de la ville de Paris, Généthon and AP-HP,  titled “METHODS FOR THE TREATMENT OF LEBER CONGENITAL AMAUROSIS”  and quoting notably Jean-Michel Rozet, J. Kaplan, X. Gérard, A. Kichler, D. Scherman, I. Perrault and A. Munnich as inventors and any subsequent patent application(s) corresponding thereto, including any international applications, divisional applications, continuations, continuations in part, re-examination applications or national stage applications, and each patent that issues or reissues from any of these patent applications. For the avoidance of doubt, Patent Rights include supplementary protection certificates (“SPCs”) and other extension(s) of similar nature but do not include any improvements made by INSERM or the Co-Owners.

“Product(s)” shall mean:

(i)        any product, composition, method or process the manufacture, use or sale of which would constitute, but for the license granted herein, an infringement of the Patent Rights and/or which include and/or are developed and/or manufactured using the invention subject of the Patent Rights. Products shall be deemed to include the performance of services in the Field and/or any product, composition, method, process or service which would constitute, but for the license granted herein, an infringement of the Patent Rights and/or using the invention subject of the Patent Rights,

(ii)       As well as:

(any product, composition, method, process or service that cannot be dissociated from product, composition, method, process or service defined in (i), from a commercial point of view or from a regulatory point of view (the “Non Dissociable Products”). For the purpose of the present definition, two elements are non dissociable from a commercial point of view when said non dissociable products are not offered for sale separately under a distinct price reflecting their own added value. For the purpose of the present definition, two elements are non dissociable from a regulatory point of view when they are statutorily required to be registered and sold as a one and only item (such as therapeutic combinations, drug delivery device).

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“Sublicensee” shall mean any non-Affiliate third party to whom Licensee, Sublicensee or multiple tiers sublicensees grants a sublicense (or an option) for the development, manufacture, use and commercialization of Products in all or part of the Field and Territory.

“Territory” shall mean the world.

Words indicating the singular may be interpreted to be the plural and vice-versa.

1.

NATURE, OBJECT AND SCOPE OF THE LICENSE

1.1.  Inserm Transfert and the Co-Owners hereby grant to Licensee an exclusive, royalty-bearing license under the Patent Rights to develop, have developed, make, have made, use, have used and sell, have sold or otherwise distribute Products within the Field and in the Territory.

1.2.  Under the license granted under Article 1.1, Licensee may grant sublicenses (including the right to grant multiple tiers sublicenses subject to the following provisions), which sublicenses shall not contain any provision which would cause it to extend beyond the scope of this Agreement.

Licensee shall provide Inserm Transfert notification of the identity and address of the proposed Sublicensee and a summary of terms of the sublicense (whatever its tier) within thirty (30) days for prior written approval by Inserm Transfert; it being specified that Inserm Transfert may only disagree to the granting of the sublicense for one of the following reasons:

(i)    Sublicensee’s activities conflict with the public order/ethical obligations of the Co-Owners and/or Inserm Transfert (e.g. affiliations with Tobacco, Guns (legal firms), firms who are recognized by the public harm the human health, entity funded through or by organized crime) or,

(ii)   If the sublicense tarnishes the Co-Owners and/or Inserm Transfert’s image (e.g. affiliations with Tobacco, Guns (legal firms), firms who are recognized by the public harm the human health, entity funded through or by organized crime) or

(iii)  If the Co-Owners and/or Inserm Transfert are currently involved or have been involved in a litigation with Sublicensee within the three (3) years prior to the sublicense notification from Licensee and can provide written evidence of such litigation, or

(iv)  If the sublicense implies financial conditions which are more favourable to Sublicensee than that granted to Licensee.

Should Inserm Transfert fail to respond within thirty (30) days of receipt of the notification of the proposed sublicense, Inserm Transfert shall be deemed to have approved the sublicense

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agreement. A copy of each sublicense agreement shall be provided to Inserm Transfert as soon as it is executed.

Licensee shall remain entirely responsible for the proper performance of the sublicenses and shall be solely responsible towards Inserm Transfert and the Co-Owners for the performance by Sublicensees of all obligations binding upon Licensee under the Agreement. In particular, Licensee undertakes to include in the sublicense agreement confidentiality clauses similar to the one contained herein and not to conclude any sublicense which term would extend beyond the term of the Agreement, without prejudice to termination clauses.

1.3. The Co-Owners reserve the right to practice the Patent Rights in the Field for teaching and/or academic and/or research purposes (including clinical research) , whether by themselves or in collaboration with other academic institutions, including the right to transfer to any academic institution any material and product covered by the Patent Rights, without compromising the exclusive rights granted to Licensee, Affiliates and/or Sublicensees under this and Agreement, and excluding any research carried out in collaboration with or on behalf of a third industrial party. Inserm Transfert and the Co-owners shall not grant any rights of commercial exploitation on the Patents Rights in the Field to any third party.

Outside the Field, the Co-Owners are free to use the Patent Rights for any purpose whatsoever.

2.

TERM

This Agreement is effective as of the Effective Date. Unless terminated earlier pursuant to Article 8, it shall last, on a country-by-country basis, until the last to occur of the following events (i) as of the Effective Date and until the invalidation or expiration of the last to expire or to be invalidated Patent Rights which covers the manufacture, use or sale of the Product in said country or until the expiration of the exclusive commercialization right granted by a regulatory agency to a Product as orphan drug or (ii) as of the Effective Date and for five 5 years after the first commercial sale of a Product in the country in which this product is sold. The Parties have agreed that the effect of the Agreement will continue beyond the lifetime of the Patents in order to take into account the length of the development needed before the marketing of the Products as well as the associated costs for the Licensee and/or its Sublicensees. To that end, the Parties have decided to spread out the global financial compensation due for the rights granted, until and including the marketing of the Products, which generates revenues for the Licensee and/or its Sublicensees; rather than concentrating this financial compensation during the lifetime of the Patents and therefore mostly during the development.

3.

DEVELOPMENT – COMMERCIALIZATION

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3.1 The Parties acknowledge that, as at the Effective Date, Licensee has provided Inserm Transfert with a development plan (the “Development Plan”) which describes the terms under which Licensee intends to conduct the Development Activities, the estimated schedule for performance of said Development Activities as well as the estimated date of first commercial sale of the Products. The Development Plan is attached as Appendix 1, shall form an integral part of the Agreement and shall be updated as the Development Activities progress, as defined below.

3.2 Licensee undertakes to inform Inserm Transfert of any unforeseen event relating to said development work that could in itself delay the development activities by more than nine (9) months. In such cases, Licensee shall provide Inserm Transfert with an updated Development Plan that Inserm-Transfert shall agree on if said delay does not result from financial or strategic decisions (such as internal prioritization of projects) from Licensee and results from an external event beyond Licensee’s control and if Licensee provides information as to how it intends to remedy, as much as reasonably possible, the delay and pursue the development and commercialization of a Product and accessibility of a Product to the benefit of the patients.

3.3 Licensee agrees to undertake commercially reasonable efforts to develop a Product as soon as possible, consistent with reasonable business practices and in compliance with the Development Plan, or as updated according to article 3.2 if the case occurs.

3.4 Licensee agrees to undertake commercially reasonable efforts to commercialize a Product as soon as possible, consistent with reasonable business practices and with the regulatory approvals necessary in the Territory.

3.5 Inserm Transfert may terminate the Agreement ipso jure in whole or in part in the event Licensee fails to meet its obligations under Articles 3.2 to 3.4 and if Licensee has not remedied its failure in connection therewith within one hundred and twenty (120) days as from a written notice to do so sent by Inserm Transfert.

3.6 More specifically, Inserm Transfert may terminate the Agreement ipso jure in whole or in part in any country after a sixty (60) days advance notice (to the exclusion of any other formality), in the following cases:

(i)         Licensee and/or its Sublicensees (including multiple tiers Sublicensees) interrupts Development Activities in respect of Products for one (1) year or more; or

(ii)        Licensee and/or its Sublicensees (including multiple tiers Sublicensees) interrupts commercialization of Products for more than twelve (12) months after a first commercialization in a country of the Territory, or

(iii)      in the absence of commercialization of a Product within two years following the obtaining of its marketing approval in a country of the Territory, or any other equivalent authorization, or

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(iv)       if Licensee and/or its Sublicensees (including multiple tiers Sublicensees) has not put a Product into commercial use and is not keeping Products reasonably available to the public within twelve (12) years from the Effective Date.

For clarification only a case of Force Majeure (as defined under Article 9.8) should be considered as an involuntary interruptions of Development Activities.

3.7 Licensee shall comply with all applicable laws and regulations in connection with its activities pursuant to this Agreement.

3.8 More specifically, Licensee undertakes to use commercially reasonable efforts to obtain the regulatory approvals required prior to the introduction of Products into the commercial market in the countries in which Licensee contemplates to sell the Products.

Licensee shall be responsible (i) for obtaining and maintaining in its own name and at its sole expense, or in the name and at the expense of any person it shall designate, the registrations and marketing authorizations of the Products in the Territory, and (ii) for the compliance with local laws.

3.9 In the context of clinical trials carried out by or on behalf of Licensee, Licensee undertakes to comply with all applicable laws and regulations and, for clinical trials conducted in France, to comply with the provisions of the French Public Health Code as to the protection of persons involved in biomedical research. Licensee shall guarantee and hold harmless each of Inserm Transfert and the Co-Owners of any action initiated by a third party in the context of such trials.

3.10 Licensee shall be free to conduct its promotion, manufacturing and distribution policy, provided it has obtained the prior approval of the Co-Owners and Inserm Transfert for any use of their names, pursuant to Article 7.6.

3.11 Licensee shall keep Inserm Transfert regularly informed of the Development Activities’ progress. To that end, Licensee shall provide Inserm Transfert, within sixty (60) days from December 31 of each calendar year, with a written annual report with a summary of the progress of its Products development as well as the commercialization efforts, in compliance with the Development Plan. Such progress reports shall include, among other things, the following topics: summary of work completed, summary of work in progress, updated schedule of anticipated milestones achievements and regulatory approvals, manufacturing and sublicensing efforts and commercialization plan for the launch of the Products. In case of termination of this Agreement, Licensee shall provide Inserm Transfert with a last progress report, within sixty (60) days following termination.

4.

FINANCIAL CONDITIONS AND REPORTS

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4.1 In consideration for the license rights granted under the Agreement, Licensee undertakes:

- to exercise commercially reasonable efforts to engage the necessary funds for the proper performance of the Development Activities, it being specified that it is for Licensee to define the means to be allocated to the Development Activities, and

- to be in charge for the payment of all patent expenses related to the Patent Rights incurred prior to and after the Effective Date, as detailed under the Agreement, and

- to pay Inserm Transfert royalties on direct and indirect exploitation of the licensed technology, as well as milestone payments.

4.2 Patent Expenses.

For purposes of this Article 4.2 “filing, prosecution, extension, maintenance and defense of patents” shall be deemed to include, without limitation, the preparation and filing of applications, granting, examination, conduct of interferences and/or oppositions and/or requests for re-examinations, validations, reissues, addition certificates, continuations, continuations in part of patents.

The out-of-pocket expenses relating to the filing, prosecution, extension, maintenance and defense of the Patent Rights are hereafter referred to as “IP Costs”.

Licensee reimburses all IP Costs incurred by the Co-Owners and/or Inserm Transfert prior to the Effective Date (the “Past IP Costs”), which reimbursement is demandable and due as at the Effective Date.

Inserm Transfert shall provide a summary statement of the Past IP Costs within two (2) months from the Effective Date, together with justifying documentation related thereto. Licensee shall reimburse such Past IP Costs within thirty (30) days of receipt of an invoice by Inserm Transfert for a maximum of ****

As of the Effective Date, Licensee shall be in charge of all IP Costs, in France and abroad, and Inserm Transfert shall instruct the patent agent(s) in charge of the Patent Rights or the company in charge of managing annual maintenance fees for the Patent Rights, to directly invoice Licensee for said IP Costs.

IP Costs due from the Licensee pursuant to the Agreement are neither reimbursable nor creditable against any other payment due under the Agreement.

4.3 Lump sum payments.

4.3.1.   Milestone Payments. In partial consideration of the rights and license granted by Inserm Transfert to Licensee herunder, Licensee agrees to make the following payments to Inserm Transfert upon the completion of the milestone event specified below by Licensee and/or its Sublicensee(s) and/or its (their) Affiliates and/or by a subcontractor on behalf of Licensee and/or its Sublicensee(s) and/or its (their) Affiliates:

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MILESTONE	AMOUNT (excl. taxes)
Completion of a clinical trial more advanced than the First in Man for a first Product	****€ (**** euros)
First marketing authorization or any foreign equivalent for a first Product	****€ (**** euros)

Notwithstanding Article 3.11, Licensee shall notify Inserm Transfert in writing of the occurrence of the above milestone within thirty (30) days of its occurrence. It is understood and agreed that the amounts specified under this Article 4.3 shall be payable within thirty (30) days after sending of a corresponding invoice by Inserm Transfert.

4.4 Exploitation Royalties.

4.4.1    Royalties on Net Sales

In further consideration of the rights and license granted under this Agreement, Licensee shall pay to Inserm Transfert a running royalty on Net Sales of Products, by Licensee and/or its Sublicensee(s) and/or its (their) Affiliates in the Territory according to the following royalty rates:

-     **** (****%) of Net Sales for the part of aggregate annual Net Sales in the European Union (i.e. including all indications) during applicable year which are below **** Euros (**** €), and.

-     **** (****%) of Net Sales for the part of aggregate annual Net Sales in the European Union (i.e. including all indications) during applicable year which are above **** euros (**** €) and below **** Euros (**** €), and

-     **** (****%) of Net Sales for the part of aggregate annual Net Sales in the European Union (i.e. including all indications) during applicable year which are above **** euros (**** €)

-     **** (****%) of Net Sales for the part of aggregate Net Sales outside the European Union (i.e. including all indications) during applicable year

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If (i) a Product is not covered by at least one claim of a pending or issued Patent Rights (which has not been definitively held invalid) in the country of the Territory where it is sold, and (ii) there is no exclusive commercialization right granted by a regulatory agency to such Product as orphan drug, then the royalty rate mentioned under 4.4.1 above will be reduced by **** for the part of Net Sales of such Product made in said country.

Notwithstanding all deductions provided for under the Agreement, the royalty rate on Net Sales of Products by Licensee or its Sublicensee(s) or its (their) Affiliates during the applicable calendar year shall not be less than **** (**** %) of Net Sales of Products.

If a Product is not covered by at least one claim of a pending or issued Patent Rights (which has not been definitively held invalid (with no appeal possible) in the country of the Territory where it is sold and (i) if Licensee’s, Licensee’s Affiliates, Sublicensee’s, Sublicensee’s Affiliates aggregate total Net Sales of said Product in said country of the Territory have been reduced by more than **** percent (****%) compare to the preceding applicable year and (ii) such reduction is only attributable to the presence of a generic product of said Product marketed by a third industrial company on said country of the Territory, then no royalty on Net Sales of said Product in said country of the Territory shall be due by Licensee for the applicable year. The burden of proof of establishing that such reduction is only attributable to the marketing of a generic product lies on Licensee.

4.5 Payments

4.5.1    Licensee shall provide Inserm Transfert with annual written revenue reports (“Revenue Reports”) by 31 March of each calendar year, which Revenue Reports shall be certified as true and accurate by an independent auditor. Such reports shall include, for the preceding calendar year:

-     a reference to the present Agreement,

-     the number, description, and aggregate Net Sales for each Product,

-     the total amount and description of applicable deductions pursuant to the Net Sales definition,

-     the number, description, and aggregate sales of Products by Sublicensee (including multiple tiers Sublicensees) and of Sublicense Revenues for each Product,

-     revenues arising from assignment/transfer of the Agreement,

-     royalty rates applied,

-     detailed total amount due to Inserm Transfert.

The payments due for the applicable calendar year shall be made within thirty (30) days following issuance of a corresponding invoice by Inserm Transfert after acceptance of the Revenue Report. Payments shall be made with reference to the invoice number and

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shall be paid by bank wire transfer to:

Inserm Transfert SA, Recette Générale Finances Paris, 94 rue de Réaumur, 75104 Paris Cedex 02, France

Bank Code: ****

4.5.2 In case of termination or expiration of the Agreement, Licensee shall provide Inserm Transfert with a final Revenue Report within thirty (30) days following termination or expiration of the Agreement.

4.5.3 The above-mentioned amounts will be increased by VAT at the rate in force on the date of the triggering event.

4.5.4 Any payments due which are not paid on the date such payments are due under this Agreement shall bear interest at the rate of three times the legal interest rate in force at the issuance date of the invoice, without prejudice to Inserm Transfert’s right to terminate the Agreement. Late payment penalties will be invoiced separately.

4.5.5 All payments under the Agreement shall be due by Licensee and (i) are non-refundable and non-creditable against any payment hereunder (even in case of early termination) and shall be irrevocably retained by Inserm Transfert, (ii) are due whether the development of the Product is performed by Licensee and/or its Affiliates and/or by a subcontractor on behalf of Licensee and/or its Affiliates and (iii) are due whether the Patent Rights are issued or not. All payments still outstanding at the expiration or termination of this Agreement shall be made by Licensee to Inserm Transfert within thirty (30) days thereof.

4.6 Records; Inspection.

4.6.1    Licensee shall keep and shall cause its Affiliates and Sublicensees to keep specific books of account and records for the purpose of precisely evaluating commercial transactions and of controlling the sums payable to Inserm Transfert under this Agreement. Such books and records shall be kept accessible to Inserm Transfert for at least three (3) years following the provision of the Revenue Report related thereto.

4.6.2    Such books and records will be available for inspection during such three (3) year period by a representative of Inserm Transfert or an independent auditor appointed by Inserm Transfert. Inserm Transfert shall bear the costs and expenses of such inspections, unless a variation or error producing an underpayment in sums payable exceeding **** of the amount paid for the period covered by the inspection is established in the course of any such inspection, in which case, the costs and expenses of such inspection shall be borne by Licensee. Any unpaid amounts that are discovered will be paid by Licensee, together with interest on such unpaid amounts at the rate specified in Article 4.5.4 above.

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5.

PATENTS - INFRINGEMENT

5.1 As of the Effective Date and for as long as this Agreement is effective, Licensee shall manage the filing, prosecution, extension, maintenance and defense of the Patent Rights in the Territory, at its own cost; provided however that Licensee shall notify Inserm Transfert before taking any substantive actions with respect to (i) the choice of proceedings and the scope and content of all patent applications within the Patent Rights; and (ii) content or proposed responses to official actions of national patent offices regarding the prosecution of the Patent Rights, and shall give Inserm Transfert a reasonable opportunity to comment in respect to items (i) and (ii) and shall reasonably consider any comments received from Inserm Transfert. For purposes of this Article 5, “filing, prosecution, extension, maintenance and defense of patents” shall be deemed to include, without limitation, the preparation and filing of applications, granting, examination, conduct of interferences and/or oppositions and/or requests for re-examinations, validations, reissues, addition certificates, continuations, continuations in part of patents.

If Licensee elects not to maintain Patent Rights or not to pursue the filing, prosecution, extension, maintenance and defense of the Patent Rights in a country, Licensee shall promptly notify Inserm Transfert of such election, but in no case later than sixty (60) days prior to any required action relating to the filing, prosecution, extension, maintenance and defense of the Patent Rights. In such event, Inserm Transfert may at its sole discretion, decide to continue the filing, prosecution, extension, maintenance and defense of such patent application or patent in the name of the Co-Owners and at their expense, in such country, whether in France or abroad.

In such a case, Licensee may, at Inserm Transfert’s discretion, have no further right or license thereunder in the concerned countries and/or Patent Rights and Licensee will not be under the obligation to pay any IP Costs for the patent applications or patents concerned. The definition of Patent Rights and/or Territory may be revised accordingly by Inserm Transfert, at its discretion.

In any case, only the Co-Owners may file for a Supplementary Protection Certificate (SPC), at Licensee’s cost, and the Co-Owners agree to do so at the request of the Licensee only if this request does not harm with obtaining the SPC. To that end, Licensee undertakes to inform Inserm Transfert of the grant of a marketing authorization (MA) within one (1) month of such grant and to provide Inserm Transfert with a copy of such MA. The Co-Owners shall then file the SPC application within two (2) months of receipt of the copy of the MA.

5.2 Licensee shall act to the best of the Co-Owners, Inserm Transfert and inventors’ interest in the frame of any action necessary to enforce the Patent Rights, and in particular in the case of an infringement action against a third party infringer or initiated against Licensee.

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5.3 If Inserm Transfert or Licensee comes to believe in good faith that Patent Rights are being infringed by a third party, the Party first having knowledge of such infringement shall promptly notify the other. In any such case, the Parties shall discuss how best to proceed.

If an action is necessary and efficient, the Co-Owners shall have the right, but no obligation, to bring any legal action in their name and at their own expense. The Co-Owners shall retain all damages and costs recovered in connection therewith. In such a case, Licensee will nevertheless retain the right, if applicable, to join any such action initiated by the Co-Owners at its own expense to obtain indemnification for damages which Licensee alone have incurred.

Should Inserm Transfert and the Co-Owners decide not to bring an infringement action and if Licensee is the sole licensee on the Patent Rights, Licensee shall have the right, but no obligation, to prosecute at its own expense any action against third party infringement of the Patent Rights, absent any response or action formulated by Inserm Transfert and/or the Co-Owners within thirty (30) days of its absent any response or action formulated by Inserm Transfert and/or the Co-Owners within thirty (30) days of its after written notice to Inserm Transfert of its intention to do so.

The license granted pursuant to this Agreement expressly includes the rights for Licensee to defend any actions against the Patent Rights, such as action to declare the Patent Rights invalid or non-infringed, the right to sue for infringement of the Patent Rights and/or the right to recover any applicable damages resulting from infringement of the Patent Rights and to pursue any other remedies available, including injunctions, in accordance with article 5.3.

The Parties shall provide each other with the documents and elements necessary to the conduct of the above mentioned actions.

Licensee shall keep Inserm Transfert reasonably appraised of all developments in any action, and will seek the prior approval of Inserm Transfert on any substantive submissions or positions taken in the litigation that might affect the scope, validity or enforceability of the Patent Rights.

If an action initiated by Licensee obliges the Co-Owners to take part in an invalidity action or counterclaim for invalidity of the Patent Rights, Licensee shall pay all the legal costs and expenses, including attorney’s fees, incurred by Inserm Transfert and/or the Co-Owners.

Licensee will not sign with the defendant any settlement or agreement which would limit the scope of the Patent Rights without the prior written approval of Inserm Transfert, which may not be unreasonably delayed or withheld.

Damages and sums received by Licensee in the frame of infringement actions shall be, after deduction of the proceedings costs, considered as Net Sales and subject to the applicable royalty payments.

The Co-Owners shall in any event have the right, but no obligation, to join in the action initiated by Licensee.

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5.4 Should an infringement action be brought against Licensee as a result of the exploitation of the Patent Rights, Licensee may not claim any compensation to Inserm Transfert and/or the Co-Owners, nor any reimbursement of the sums paid, nor any reductions of the sums due under Article 4 at the time of the final court decision.

6.

WARRANTIES – INDEMNIFICATION - INSURANCE

6.1   a) Inserm Transfert and the Co-Owners declare and warrant (i) the material existence of the Patent Rights as at the Effective Date, (ii) that they have the rights to grant licenses in respect of the Patent Rights. Inserm Transfert and the Co-Owners do not offer any other warranties of any kind, express or implied.

b) Inserm Transfert guarantees Licensee against any and all claims from Université d’Evry Val d’Essone whereby the latter would challenge the enforceability or validity of the present Agreement.

6.2 Nothing in the Agreement shall be construed as:

-     Creating a warranty as to the grant, validity or scope of any of any of the Patent Rights in a country of the Territory;

-     Creating a warranty as to the non-violation, past, present or future of any third party patent or right,

-     Creating a warranty as to the safety, the fitness for a particular purpose or the performance of the Patent Rights under the Agreement,

-     Creating a warranty as to the non violation or absence of abusive use by a third party of the Patent Rights.

6.3 Hazards, risks and perils related to the performance of the Agreement and potential legal defects contained in one or more Patent Rights rest upon the sole Licensee who accepts them. Therefore, in case of non-grant, or cancellation of one or more of the Patent Rights, of dependence of the said Patent Rights upon a prior patent right, in the event that the Products, because of the use of the Patent Rights were declared as infringing or breaching third parties rights according to a definitive court ruling; the Co-Owners and/or Inserm Transfert will not be required to reimburse any sum already owed nor to decrease of the sums owed until the definitive court ruling, nor to pay potential damages to Licensee for the compensation of the damage caused by the said non-grant, cancellation, dependence, infringement or breach of third parties rights.

6.4 Licensee shall guarantee Inserm Transfert, the Co-Owners and their staff members, against any and all claims alleging personal injury or property damages arising from possession or use of the Patent Rights and the manufacture or marketing of Products by Licensee, its Affiliates or

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its Sublicensees. Licensee renounces to bring any action against Inserm Transfert and/or the Co-owners in the case these complaints, requests, claims or actions are brought against Licensee or its Affiliates or its Sublicensee by third parties. Licensee shall not enter into any settlement agreement stating any fault on behalf of Inserm Transfert and/or the Co-Owners or which may otherwise adversely affect Inserm Transfert and/or the Co-Owners without obtaining their prior consent, which shall not be unreasonably withheld.

Licensee undertakes to request from its Affiliates and its Sublicensees the same commitment as that taken by Licensee in this present article; this obligation shall clearly appear in all sub-license agreements.

6.5 Licensee shall ensure that itself, its Affiliates and Sublicensees have an adequate liability insurance policy with a level of coverage consistent in order to cover their liability under the exercise of the present license (and especially under any clinical trial) and shall be able to prove it upon request of Inserm Transfert.

6.6 Licensee, its Affiliates and Sublicensees will be solely responsible for ensuring that the Products are in compliance with all applicable laws and regulations. Licensee, its Affiliates and Sublicensees will not call for the warranty from Inserm Transfert and/or the Co-Owners and will be solely responsible towards their customers and/or any third party for the quality and performance of the Products.

7.

CONFIDENTIALITY

7.1 Each Party undertakes to maintain confidential and not to pass on or disclose to anyone without a written authorization of the other Party, any information of any kind or of any form that the other Party may become aware of (in particular but not limited to all documents, and/or software data, and/or materials, samples, models, methods, descriptions, processes, applications, and or patentable or non-patentable knowledge) upon the performance the Agreement and notably any confidential information related to the Development Activities, the Patent Rights and the Products that it could receive in the framework of the performance of the Agreement, including without limitation any information exchanged in the negotiation of this Agreement (hereinafter “Information”).

7.2  However, the following is not considered as confidential, Information as to which the receiving Party can prove:

- that it is disclosed or made available to the public further to a common agreement between the Parties, or it is disclosed by the Party to which it belongs ;

- that it was in the public domain at the time of the disclosure or it became publicly known other than through an act or mistake of the receiving Party ;

- that it was lawfully provided from a third party having the right to dispose of such information;

-that it was already in the possession of the receiving Party at the time of the disclosure

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by the disclosing Party or was independently developed by its agents or employees without reliance on the Information received,

- that it was disclosed by virtue of mandatory law or regulation, or according to a definitive court ruling or arbitration award, so as to be in compliance with the regulations in force.

Nevertheless, in those last cases, the liability of the Party being compelled to disclose Information could be triggered if one of the following conditions has not been respected:

•it shall previously inform in writing the disclosing Party of the obligation to disclose, in such a way that said Party has enough time to oppose it or minimize its scope, as necessary;

•it shall limit the disclosure to what is strictly necessary in order to fulfill its obligations.

7.3  It is expressly agreed between the Parties that the disclosure by the Parties between them of Information under the Agreement, cannot be, in any case, interpreted as giving in an express or implied way to the receiving Party any right (according to a license or by any other mean) on such Information, other than the right expressly granted under the Agreement.

In any case, the burden of proof that Information is not confidential rests upon the Party which has received it.

7.4  Licensee shall have the right to provide Information to third parties, including its Affiliates and its Sublicensees, to the extent that the disclosure of such Information is useful or necessary to the Licensee for the exploitation of the license rights granted hereunder provided that the third Parties to which Information is disclosed are bound by an obligation of confidentiality similar to the one contained hereinabove.

7.5  The Parties undertake to take all reasonably required measures in order to comply with their obligations under the present Article 7 by their personnel and any person in the service of the Parties for any purpose whatsoever. Licensee shall include similar confidential obligations in the potential sublicense agreements that it may grant to Sublicensees.

7.6  Licensee undertakes, if requested by one or more Co-Owners, to affix on promotional material and/or on the packaging of the Products the mention “license [name of relevant Co-Owners]” or any other equivalent mention previously agreed to the Co-Owners. Any use by Licensee of the name of Inserm Transfert, Co-Owners or one of their employees, written or spoken, notably promotional, whatever the support used (video, poster, press release, press pack…) shall obtain the prior approval from the concerned person. This provision will remain in force notwithstanding the expiration or the termination of the present Agreement.

7.7  Inserm Transfert and the Co-Owners acknowledge that Licensee, its Affiliates or Sublicensees may have to disclose this Agreement and/or the existence thereof in accordance with SEC rules, or any other legislation governing publicly traded companies; where required, as advised by external legal counsel of the party concerned, such party shall have the right to file a redacted – or if the requirements specify that the Agreement shall not be redacted, a non-

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redacted copy – of the Agreement to a public source indicated by such legislation.

7.8  The present obligation of confidentiality will remain in force for the duration of the Agreement and shall survive the expiration or termination of the Agreement, whatever the reason, for ten (10) years after the expiration or termination of the Agreement.

8

TERMINATION OF THE AGREEMENT

8.1  The present Agreement may be terminated ipso jure by one of the Parties (or in case of breach by Licensee, be converted into a non-exclusive license with respect to the Patents Rights at the discretion of Inserm Transfert) in case the other Party is in breach of any provision of this Agreement, and especially under Article 4, and the breach has not been remedied within sixty (60) days after receipt of written notice specifying the breach.

8.2  Licensee shall quickly inform Inserm Transfert in the event that Licensee is in situation of cessation of payments. In case Licensee becomes the subject of voluntary or involuntary winding-up proceedings or judicial recovery, Licensee shall quickly inform in writing Inserm Transfert. Inserm Transfert may terminate the Agreement ipso jure by written notification to Licensee, subject to the application of Articles L.622-13 and L.641-10 of the French Commercial Code. The termination of the Agreement will enter into force on the day Licensee receives the written notification.

8.3  The present Agreement may be terminated by Inserm Tranfert or may be converted into a non-exclusive license as regards to the Patent Rights and at the discretion of Inserm Transfert, in the cases provided for in Articles 3.5 and/or 3.6 of the Agreement.

8.4  In case of termination of the Agreement, Licensee undertakes not to exploit the Patent Rights or let them be exploited whether directly or indirectly until their expiration.

8.5  In the event of termination, Licensee, its Affiliates and Sublicensees shall have the right to sell any existing inventory of Products in the Territory for a maximum of six (6) months following any such termination; provided, however, that Licensee (i) shall provide Inserm Transfert with a Products inventory statement at the termination date and (ii) shall have fully complied and will fully comply, for the further disposal of Products, with the financial provisions of Article 4 hereof.

8.6  Moreover, in case of termination or expiration of the Agreement and under Inserm Transfert instructions, Licensee undertakes to return or destroy all Information, materials and documents received from Inserm Transfert, it being understood that Licensee may nevertheless keep a copy of the Information in secured files for archiving purposes only.

8.7  In the event that this Agreement is terminated and a Sublicense Agreement has been granted under this Agreement, Inserm Transfert and Co-Owners shall respect the rights obtained by any such Sublicensee, and this Agreement may become an agreement between Inserm

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Transfert and Co-Owners and any such Sublicensees subject to the Sublicensee(s) agreeing to be bound under this entire Agreement, and provided that that the sublicensee agreement has been signed in accordance with the provision of Articles 1.2 of the Agreement.

8.8  More generally, the provisions of Articles 6, 7, 8.5, 9 and 10 shall survive the expiration or the termination of the Agreement.

9

MISCELLANEOUS

9.1 Inalienability

The Agreement is concluded intuitu personae and shall not be assigned or transferred or continue for any reason without Inserm Transfert’s prior written and express approval, including any transfer or continuation according to a legal provision or an imperative regulation, a recovery or a winding-up by Court, or under any other decision or injunction, purchase, merger, transfer, division, lease or any other disposition of all or practically all assets or activities of Licensee to which the Agreement relates.

The Agreement shall continue in case of direct or indirect change of Control by Licensee - “Control” shall mean the ownership of more than fifty percent (50%) of the voting rights or of the rights to direct the management and policies of an entity.- or of total transmission of the assets and liabilities of Licensee, except if (i) such continuance conflicts with the public order/ethical obligations of Inserm Transfert and/or the Co-Owners and/or (ii) this action tarnishes the image of Inserm Transfert and/or the Co-Owners and/or (iii) the Co-Owners and/or Inserm Transfert are currently involved or have been involved in a litigation with beneficiary within the three (3) years prior to the notification from Licensee and can provide written evidence of such litigation. Inserm Transfert may terminate the license for one of the reasons described above within twenty-one (21) days following the notification by Licensee announcing the planned change of Control or the total transmission of assets and liabilities. In the absence of reply or objection of Inserm Transfert in the said period, the Agreement shall continue.

Notwithstanding the above, the Agreement may be freely assigned or transferred to Affiliates, or the rights and obligations of Licensee may be freely delegated to Affiliates, upon prior information of Inserm Transfert and provided that such assignment / transfer / delegation (i) does not conflict the public order / ethical obligations of Inserm Transfert and/or the Co-Owners and/or (ii) does not tarnish the image of Inserm Transfert and/or the Co-Owners and/or that (iii) the Co-Owners and/or Inserm Transfert are not currently involved or have not been involved in a litigation with the Affiliate within the three (3) years prior to the notification from Licensee. In case of delegation to its Affiliates, Licensee shall remain responsible towards the other Parties for the performance by its Affiliates of all the obligations binding upon Licensee under the present Agreement.

It is hereby agreed that any company to which the rights and obligations of Licensee have been assigned, transferred or delegated shall be subject to the same obligations as that binding upon Licensee under the present Agreement, unless that the new parties agree otherwise.

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Any change of the terms and conditions of the present Agreement which would be agreed and would occur consequently to the said transfer/assignment, for instance the name and the address of the assignee, shall be stipulated in writing and be inserted as an amendment to the present Agreement at the time of the said assignment or transfer.

9.2. Independent Contractors

The present Agreement shall not in any case be interpreted as creating an association or a de facto partnership between the Parties, each of them to be considered as an independent co-contracting party.

9.3 Entirety of the Agreement

The Agreement puts to an end and replaces any previous agreement, written or spoken, between the Parties on the same subject matter and constitutes the entire agreement between the Parties relating to its subject matter.

Any addition or modification of the terms of the Agreement shall be acknowledged by an amendment to the Agreement.

9.4 Communications

Any communication or notification to the attention of the Parties shall be done by registered letter with acknowledgment of receipt to the address indicated below, for as long as the Parties have not been notified by a change of address in writing.

To Inserm Transfert:

Inserm Transfert SA

7 rue Watt

75013 PARIS

To Licensee :

ProQR Therapeutics IV B.V.

Attn. Sarah Hafith, VP Innovation BD

Zernikedreef 9

2333 CK Leiden

The Netherlands

With copy to the Legal Department

Zernikedreef 9

2333 CK Leiden

The Netherlands

****

Day to day communications may be done by any written means.

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9.5 Declaration or public communication

Any declaration or public communication regarding the signature of the present Agreement or its content shall only be done only with the consent of all Parties.

9.6 Waiver of rights

In case of a breach by one or the other Party of any of its obligations under the Agreement, if a Party fails to enforce its rights, the non exercise of its rights shall not be interpreted as a waiver to exercise its rights in the future or in case of a new similar breach of any obligation by the breaching Party resulting from the present Agreement.

9.7 Registration

Licensee shall assume, at its own costs and receive all powers to carry out any registration formalities of the present Agreement, in particular any tax registration and registration on the relevant national patent registries in the countries of the Territory subject of the present license.

9.8 Force Majeure

Each Party shall be excused not to fulfill its obligation and shall neither be responsible nor accountable for damages towards the other Party(ies), if the non performance is due to a force majeure event, such as the disruption of services in particular resulting from strikes, resignation or any event outside of its control. The Party which cannot perform its contractual obligations as a result of a force majeure event shall immediately notify the other Party(ies) in writing. Should such breach or the late in the performance resulting from a force majeure event last for more than three (3) months after notification, the other Party(ies) may terminate the Agreement at any time upon notification to the other Party.

9.9 Severability

If one or several provisions of the Agreement shall be found invalid or declared as such under a treaty, a law, or a regulation or by a final decision of a court having jurisdiction, the other provisions shall keep all their force and scope. The Parties shall immediately make the necessary changes by respecting, as far as possible, the agreement existing at the time of signature of the Agreement.

10.

GOVERNING LAW AND DISPUTE RESOLUTION

The agreement shall be governed by French Law.

Any dispute or controversy relating to the Agreement that cannot otherwise be settled by them within three (3) months following the notification by the more diligent Party will be settled by a French court of competent jurisdiction located in Paris.

Drawn up in Paris and Leiden,

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In three (3) originals

Inserm Transfert	Licensee

Chairman of the Management Board
Pascale AUGE

AP-HP

Florence FAVREL-FEUILLADE
Director of the Clinical Research and Innovation Department

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Appendix 1

DEVELOPMENT PLAN

- Initiation of a clinical trial more advanced than the First in Man for a first Product, such as a phase IIb or pivotal phase : ****

- Initiation of Phase phase III for a first Product: ****– if required for NDA submission

- NDA or equivalent submission for a first Product: ****if phase III required (****if phase III not required)

- NDA or equivalent obtaining for a first Product: ****if phase III required (****if phase III not required)

- First commercialization of a first Product: ****if phase III required (****if phase III not required)

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